Exploration Update on the Hornby Bay Basin Project

Denver, Colorado (Marketwire August 2, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to report that Triex Minerals Corporation (“Triex”) is actively exploring the Company’s Hornby Basin properties and that drill testing of targets at Dismal Lake is currently underway.

Triex is operator of a 50:50 Joint Venture with Pitchstone Exploration Ltd. to explore for uranium on various properties which cover some 221,000 ha in the Hornby Basin. The 2007 exploration budget is $2.3 million. The program is focused mainly on drilling, which started on May 9th and is expected to run until mid-August (Triex news release May 9, 2007). Included are several holes planned for the western target at Dismal Lake which is located on claims under option from Ur-Energy. All holes are tested down-hole by a Mount Sopris 2PGA-1000 poly-gamma probe survey. In addition to drilling, extensive prospecting and mapping, soil geochemistry and ground-based resistivity surveys are also being done on claims under option to Ur-Energy which surround the Joint Venture’s claims which cover the Mountain Lake uranium deposit. This work will refine targets for drill testing in 2008.

The current drill program at Dismal Lake is a follow-up of an airborne GEOTEM magnetic and electromagnetic survey flown by Fugro Airborne Surveys for Ur-Energy in 2005, a subsequent radiometric survey flown by Triex in 2005, and extensive mapping, prospecting and soil geochemistry done by Triex in 2006. These surveys have outlined two targets which might be the source for the radioactive boulder field discovered on the property in the late 1970s. Results from the current program are expected to be released in the fall, when all analytical data have been received.

Ur-Energy optioned its Mountain Lake and West Dismal Properties to the Triex-Pitchstone Joint Venture in early 2006. At Mountain Lake, Ur-Energy holds 41 claims covering about 38,545 hectares (95,242 acres) that adjoin 8 claims held by Triex. Near the west end of Dismal Lakes, Ur-Energy’s holds 17 mineral claims totaling approximately 13,920 hectares (34,400 acres). Both claim groups cover numerous historic radioactive boulder fields. In order for Triex to earn a 100% interest in the claims they must incur a total of $700,000 by September, 2007. Ur-Energy will retain a 5% NSR royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, President, CEO and Director
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.